March 24, 2006



via U.S. Mail
Mr. Norbert Sporns
President and Chief Executive Officer
511 Third Avenue Seattle
Suite 788
Seattle, WA 98101


Re:	HQ Sustainable Maritime Industries, Inc.
      Form SB-2
		File No. 333-132031
		Filed February 24, 2006
		Forms 10-Q for Fiscal Quarters Ended
		March 31, 2005, June 30, 2005 and September 30, 2005
		File No. 0-18980

Dear Mr. Sporns:

      We have limited our review of your filings to the matters that are the subject of the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. We note that Norbert Sporns, your President and CEO, participated in an interview that is available at www.meettheceo.com. The interview is dated February 23, 2006, one day prior to the filing of your Form SB-2 registration statement. Please provide us with a full transcript of the interview. Also identify for us any statements he made that do not appear in the registration statement. We may have additional comments.
2. Explain to us what consideration was given beforehand to the timing of the interview and the possible impact its content could have on the market for and the market price of your securities, particularly in light of the registration statement that you filed immediately thereafter. Discuss what actions you propose to take to address this situation, and state if and when you intend to include in the prospectus any of the assertions by Mr. Sporns that do not appear in the prospectus. Among other things, we note that Mr. Sporns addressed the potential for record growth and increased earnings per share. We may comment further.
3. Ensure that your financial statements are updated as appropriate.
Refer to Item 310(g) of Regulation S-B.

Cautionary Note Regarding Forward Looking Statements, page 5

4. Given that your stock is deemed a "penny stock" as defined by Rule
3a51-1 of the Securities Exchange Act of 1934, please remove all references to the Private Securities Litigation Reform Act of 1995 in your first paragraph in this section as the safe harbors contained in that Act are not available to you. Also, it appears inappropriate to suggest that "will" constitutes a forward looking statement.

Selling Stockholders, page 28

5. On page 27, you indicate that no selling stockholders are members of the National Association of Securities Dealers. Please confirm that none of the selling stockholders is an affiliate of any registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.


Exhibits

6. File as exhibits all material agreements, as Item 601 of Regulation S-B requires. For example, we did not find the subscription agreement relating to the January 25, 2006 financing, nor did we locate the agreement with Amalgamated Resources
Holdings,
Inc.

Forms 10-Q

7. In your recent Forms 10-Q, you provide various disclosures concerning "significant" or "material" changes in internal controls over financial reporting. In the 3/31/2005 Form 10-Q, you state that there were no significant changes that could "significantly affect" internal controls over financial reporting.

Item 308(c) of Regulation S-B requires you to disclose whether there were any changes in internal controls that materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the period covered by the report. Please confirm, in accordance with the requirements of Item 308(c) whether there were any changes in internal controls over financial reporting during the periods covered by each report. Also explain to us why you include inconsistent disclosure regarding changes in the various
Forms 10-Q. Ensure that your future filings contain the disclosure required by Item 308(c) of Regulation S-B. We may have further comments.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Mellissa Campbell Duru, at (202) 551-3757 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



							Sincerely,



							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Joseph Emas, Esq.
	 (305) 531-1274


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Mr. Norbert Sporns
HQ Sustainable Maritime Industries, Inc.
March 24, 2006
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010